Exhibit 99.3

Draganfly Closes US$8.0 Million Underwritten Public Offering to Secure Growth Capital

Los Angeles, CA., March 31, 2023 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a drone solutions and systems developer, announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be US$8.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The offering consisted of 8,000,000 common shares at a price to the public of US$1.00 per share. The Company intends to use the net proceeds from this offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (No. 333-258074) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 29, 2021. A final prospectus supplement and accompanying prospectus (collectively, the “Prospectus”) describing the terms of the proposed offering was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the Prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

There was no offering of common shares by the underwriter in Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a creator of drone solutions, software, and AI systems.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include statements regarding the anticipated use of proceeds from the offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.